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                                                                      Exhibit 12

                          ENRON CORP. AND SUBSIDIARIES
                      COMPUTATION OF RATIO OF EARNINGS TO
                     FIXED CHARGES AND PREFERRED DIVIDENDS
                                 (In Thousands)
                                  (Unaudited)



                                         Three Months
                                            Ended                 Year Ended December 31,
                                         ----------------------------------------------------------------------
                                           3/31/95       1994         1993        1992        1991       1990
                                         ----------------------------------------------------------------------
Earnings available for fixed charges
   Net income                              $194,950   $  453,410    $332,522    $328,800    $232,146   $202,180
   Less:
      Undistributed earnings and
       losses of less than 50% owned
       affiliates                            (4,014)      (9,453)    (20,232)    (32,526)     (8,890)   (15,468)
      Capitalized interest of
       nonregulated companies                (2,100)      (9,007)    (25,434)    (66,401)    (36,537)    (8,145)
   Add:
      Fixed charges (1)                      98,929      467,383     471,278     452,014     454,607    425,177
      Minority interest                       9,831       31,041      27,605      17,632       7,210      7,129
      Income tax expense                     96,859      190,081     148,104      88,630     105,859     62,739
                                           --------------------------------------------------------------------
      Total                                $394,455   $1,123,455    $933,843    $788,149    $754,395   $673,612
                                           --------------------------------------------------------------------

Preferred dividend requirements            $ 11,667   $   34,913    $ 19,056    $ 22,109    $ 24,740   $ 24,948
Ratio of income before provision
 for income taxes to net income (2)            1.47         1.37        1.41        1.28        1.44       1.29
Preferred dividend factor on a
 pretax basis                                17,161       47,740      26,807      28,192      35,659     32,121
Fixed Charges
   Interest expense (1)                      86,306      424,893     436,211     430,406     425,945    400,548
   Rental expense representative of
    interest factor                          12,623       42,490      35,067      21,608      28,662     24,629
                                           --------------------------------------------------------------------
      Total                                $116,090   $  515,123    $498,085    $480,206    $490,266   $457,298
                                           --------------------------------------------------------------------
Ratio of earnings to fixed charges
 and preferred dividends                       3.40         2.18        1.87        1.64        1.54       1.47
                                           --------------------------------------------------------------------


(1)   Amounts exclude costs incurred on sales of accounts receivables.
(2) Represents net income before provision for income taxes divided by net income, which adjusts dividends on preferred stock to a pretax basis.